Annual Notice Dated May 1, 2026
WRL FreedomSM Advisor
Issued through
Transamerica Life Insurance Company
Separate Account VA AA
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your WRL FreedomSM Advisor, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA AA (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358R119?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2009, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Adjusted Policy Value — The Policy Value increased or decreased by any Excess Interest Adjustment.
Administrative and Service Office — Transamerica Life Insurance Company, 6400 C Street SW Cedar Rapids, IA 52499, (800) 525-6205. All premium payments, loan repayments, correspondence, and notices should be sent to this address.

Annuitant — The person whose life any annuity payments involving life contingencies will be based.
Annuitization — When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date after the Policy Date and may not be later than the last day of the Policy month following the month after the Annuitant attains age 95. The earliest Annuity Commencement Date is at least thirty days after You purchase Your Policy. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the Owner.
Cash Value — The Adjusted Policy Value less any rider fees (imposed upon surrender).
Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to Annuity Payment Options from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account — One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Period Options — The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the Annuity Commencement Date, the Policy value is equal to the Owner’s:
  premium payments; minus
  gross partial surrenders (partial surrenders minus Excess Interest Adjustments); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy Date and on each anniversary thereof.
Separate Account — Separate Account VA AA, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Separate Account Value — The portion of the Policy value that is invested in the Separate Account.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.
You (Your) — The Owner of the Policy.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.
  Effective May 1, 2013, administrative disclosures were updated to address unclaimed property handling, regulatory audits, and legal proceedings related to death claim identification and escheatment.
  Effective March 31, 2021, the Beneficiary Earnings Enhancement Extra II rider was closed to new elections; it remains available only under spousal continuation if re-elected at the time of death claim.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2009, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES	Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. The Policy may impose a surrender charge and/or a Policy adjustment (referred to as an “Excess Interest Adjustment”) under certain conditions.
A surrender charge applies only if You select the Life with Emergency Cash® Annuity Payment Option and make a full surrender within the first four years after Annuitization. The charge is based on the number of years since the Annuity Commencement Date and is calculated as a percentage of the Adjusted Policy Value:
Expenses
Years Since Annuity Start	Surrender Charge (%)
0-1	4%
1-2	3%
2-3	2%
3-4	1%
More than 4	0%
Example: If You make an early withdrawal, You could pay a surrender charge of up to $4,000 on a $100,000 investment. This loss will be greater if there is a negative Policy adjustment, taxes, or tax penalties.
If You withdraw or transfer funds from a guaranteed period option of the Fixed Account before the end of its term, an Excess Interest Adjustment may apply. This adjustment reflects changes in interest rates and may increase or decrease the amount You receive.
  Applies to:
    Full or partial surrenders
    Transfers from the Fixed Account
    Amounts applied to Annuity Payment Options
  Adjustment Formula: Based on the difference between the guaranteed rate and current rates, and the time remaining in the guaranteed period.
Maximum Potential Loss: You could lose up to 10% of Your investment due to the Policy adjustment.
Example: If You allocate $100,000 to a 5-year guaranteed period and withdraw the entire amount halfway through, and interest rates have risen significantly, You could lose up to $10,000 of Your investment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.

Are There Transaction Charges?
Yes. In addition to surrender charges and Policy adjustments (such as the Excess Interest Adjustment), investors may also incur charges for other types of transactions. These include:

Transfer Fee. You are allowed up to 12 free transfers per Policy Year. After the 12th transfer, a $10 fee may be charged for each additional transfer. Transfers include reallocations of Cash Value between investment options.
Special Service Fee. A charge of up to $25 per service may be deducted for special services such as overnight delivery.
Annual Service Charge. An annual service charge of up to $30 is deducted on each Policy anniversary and at the time of surrender. This charge is waived if the Policy value or net premium contributions exceed $30,000.
Premium Taxes. State premium taxes may be deducted upon full surrender, Annuitization, or death benefit payout. These taxes range from 0% to 3.50%, depending on the state.
Annuity Policy Fee Table and Expense Examples Expenses – Transfer Fee
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses
Annual Fee	Minimum	Maximum
Base Policy[1]	0.45%	0.45%
Portfolio Company (fund fees and expenses)[2],3	0.34%	2.86%
Optional Benefit Expenses (if elected)[4]	0.05%	0.55%
1As a percentage of
2As a percentage of assets after fee waiver and/or expense reimbursement.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base or Policy value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

Lowest Annual Cost $807	Highest Annual Cost $4,291
Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

RISKS	Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of the Policy depends on the performance of the investment options selected, particularly those allocated to the Separate Account. The prospectus clearly states that the investor bears the entire investment risk for all amounts allocated to the Separate Account, and the Policy value may decrease based on the investment performance of the selected Subaccounts.
Summary The Annuity Policy Investment Choices
Is This a Short-Term Investment?
No. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement or financial planning purposes. The prospectus explicitly states that investors bear the full investment risk and may lose money, and that the Policy is not suitable for those seeking short-term gains or who cannot tolerate market fluctuations.
Withdrawals from the Policy may result in Surrender charges, Income taxes, and a 10% federal tax penalty if taken before age 59 1/2.
Additionally, withdrawals from the Fixed Account before the end of a guaranteed period may trigger a negative Excess Interest Adjustment, which could reduce the amount received.
Summary Expenses Access to Your Money Taxes
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance, and the value of Your Policy can vary depending on the performance of the Investment Options You select. Each Investment Option—including variable Subaccounts and the Fixed Account—has its own unique risks. You should carefully review the available Investment Options and their underlying portfolios before making an investment decision.
  For Variable Options, the value of Your investment will fluctuate based on the performance of the underlying fund portfolios. You bear the full investment risk and could lose the amount You invest in these options.
  For the Fixed Account, while it offers a guaranteed minimum interest rate, early withdrawals may be subject to an Excess Interest Adjustment, which can reduce the amount You receive.
Summary Investment Choices Expenses Access to Your Money
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any guarantees, benefits, or obligations under the Policy—including those associated with the Fixed Account—are subject to the financial strength and claims-paying ability of Transamerica Life Insurance Company (formerly Western Reserve Life Assurance Co. of Ohio). This includes the ability to meet obligations for death benefits, annuity payments, and any amounts in excess of the Policy Value.
These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
Additional information about Transamerica Life Insurance Company, including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.

Western Reserve Life Assurance Co. of Ohio Financial Condition of the Company
RESTRICTIONS	Location in Prospectus
Are There Limits on the Investment Options?
Yes. The Policy imposes certain restrictions that may limit the Investment Options available to You and Your ability to transfer Policy value among them.
  You are allowed up to 12 free transfers per Policy Year. Transfers beyond this limit may incur a $10 fee per transfer. Transfers from the Fixed Account’s Guaranteed Period Options are subject to additional limitations and may trigger an Excess Interest Adjustment if made before the end of the guaranteed period.
  Not all Subaccounts are available under all policies. The Insurance Company reserves the right to:
    add, remove, or substitute underlying fund portfolios (Portfolio Companies) available through the Separate Account, close Subaccounts to new investments, and
    limit the number of Subaccounts You may invest in at one time.
  The Company may reject cumulative premium payments over $1,000,000 (or $500,000 for policies with the same Owner or Annuitant) and reserves the right to refuse any premium payment after the first Policy anniversary.
  The Company may substitute shares of one portfolio for another if the original portfolio becomes unavailable or inappropriate, subject to SEC approval where required.
Investment Choices Transfers Purchase
Are There Any Restrictions on Policy Benefits?
Yes. The Policy includes several restrictions and limitations on benefits, and some benefits may be modified or terminated by the Insurance Company under certain conditions.
  Optional guaranteed minimum death benefits (GMDBs) must be selected at the time of purchase and cannot be added or changed later. These include Return of Premium, Annual Step-Up, 5% Annually Compounding, and Double Enhanced Death Benefit. Each has eligibility limits based on age and incurs additional charges.
  Withdrawals that exceed specified limits may reduce the guaranteed minimum death benefit by more than the amount withdrawn. This is due to the “adjusted partial surrender” calculation, which can disproportionately reduce the benefit if the Policy Value is lower than the guaranteed death benefit.
  All optional benefits, including guaranteed minimum death benefits and living benefits, terminate upon Annuitization. Additionally, the Beneficiary Earnings Enhancement – Extra II rider terminates upon Annuitization, full surrender, or payment of the additional death benefit.
  Some benefits, such as the Life with Emergency Cash® option, impose surrender charges during the first four years after Annuitization. Others, like the Initial Payment Guarantee, are only available at Annuitization and cannot be revoked once elected.
  The Insurance Company reserves the right to:
    Change the surrender charge schedule for new Annuitizations under the Life with Emergency Cash® option.
    Modify or discontinue optional riders.
    Substitute or remove investment options, which may affect the availability of certain benefits tied to those options.
Death Benefit Expenses Appendix - Beneficiary Earnings Enhancement – Extra II Annuity Payments (The Income Phase)
TAXES	Location in Prospectus
What Are the Policy’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. The tax treatment of annuities can be complex and depends on individual circumstances.
There is no additional tax benefit to purchasing the Policy through a tax-qualified plan or individual retirement account (IRA), since these plans already provide tax deferral. In such cases, the benefits of the annuity should be evaluated based on features other than tax deferral.
Withdrawals from the Policy are generally subject to ordinary income tax on the earnings portion. Additionally, if withdrawals are made before the investor reaches age 59½, they may be subject to a 10% federal tax penalty, unless an exception applies.

Taxes
CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid in the form of:
  Commissions: While commissions are not paid directly to investment advisers or selling firms under this Policy, affiliated wholesalers may receive an override of up to 0.20% of premiums
  Revenue Sharing: Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (TCI)) and its affiliates may pay additional cash amounts to certain selling firms for “preferred product” treatment. These payments may be based on sales volume or other criteria and can include flat fees, marketing support, and access to sales representatives
  Compensation from Affiliates and Third Parties: The insurer and its affiliates may receive payments from fund managers or sub-advisers of the underlying investment options. These payments may be derived from fund advisory fees and can include 12b-1 fees, administrative and marketing support fees, and other revenue-sharing arrangements
These compensation structures may create a financial incentive for investment professionals to recommend or offer this Policy over other investment products. Investors are encouraged to ask their sales representative about the nature and extent of any compensation received in connection with the sale of the Policy.
Other Information - Distribution of the Policies Expenses - Revenue We Receive
Should I Exchange My Policy?
You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both contracts—and considering any surrender charges, tax implications, or other penalties associated with terminating Your current Policy—You determine that the new contract better meets Your financial needs and objectives.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. These incentives can include commissions, overrides, or other compensation arrangements paid by the insurance company or its affiliates to the selling firm or representative.
Other Information - Distribution of the Policies Other Information - Exchanges and Reinstatements

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89358R119?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.34%	17.48%	14.03%	14.42%
Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.	ProFund Access VP High Yield Advised by: ProFund Advisors LLC	1.64%	6.24%	2.85%	3.92%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Asia 30 Index (the “Index”).	ProFund VP Asia 30 Advised by: ProFund Advisors LLC	1.72%	24.12%	-2.31%	5.18%
Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Index (the “Index”)	ProFund VP Bull Advised by: ProFund Advisors LLC	1.68%	15.56%	12.18%	12.55%
Seeks investment results, before fees and expenses, that track the performance of the S&P Communication Services Select Sector Index (the “Index”).	ProFund VP Communication Services Advised by: ProFund Advisors LLC	1.70%	20.91%	14.55%	8.97%
To seek investment results, before fees and expenses, that track the performance of the S&P Consumer Discretionary Select Sector Index.	ProFund VP Consumer Discretionary Advised by: ProFund Advisors LLC	1.72%	5.51%	5.53%	10.01%
To seek investment results, before fees and expenses, that track the performance of the S&P® Emerging 50 ADR Index (USD) (the “Index”).	ProFund VP Emerging Markets Advised by: ProFund Advisors LLC	1.74%	36.13%	3.07%	8.66%
To seek investment results, before fees and expenses, that track the performance of the S&P Energy Select Sector Index (the “Index”).	ProFund VP Energy Advised by: ProFund Advisors LLC	1.71%	5.86%	21.01%	5.88%
To seek investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index (the “Index”)	ProFund VP Europe 30 Advised by: ProFund Advisors LLC	1.72%	29.59%	12.78%	8.01%
To seek daily investment results, before fees and expenses, that correspond to the daily performance of the ICE U.S. Dollar Index.	ProFund VP Falling U.S. Dollar Advised by: ProFund Advisors LLC	2.86%	10.81%	-1.85%	-1.14%
To seek daily investment results, before fees and expenses, that track the performance of the S&P Financial Select Sector Index (the “Index”)	ProFund VP Financials Advised by: ProFund Advisors LLC	1.69%	12.90%	12.77%	11.04%
To seek a high level of current income consistent with liquidity and preservation of capital.	ProFund VP Government Money Market Advised by: ProFund Advisors LLC	1.66%	3.27%	2.54%	1.39%
To seek investment results, before fees and expenses, that track the performance of the MSCI EAFE Index (the "Index").	ProFund VP International Advised by: ProFund Advisors LLC	1.67%	27.97%	6.29%	5.60%
To seek investment results, before fees and expenses, that track the performance of the Nikkei 225 Stock Average (the "Index").	ProFund VP Japan Advised by: ProFund Advisors LLC	1.68%	30.69%	14.99%	11.39%
To seek investment results, before fees and expenses, that track the performance of the S&P Materials Select Sector Index.	ProFund VP Materials Advised by: ProFund Advisors LLC	1.71%	8.05%	6.41%	8.42%
To seek investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Index (the "Index").	ProFund VP Mid-Cap Advised by: ProFund Advisors LLC	1.68%	4.78%	6.63%	8.22%
To seek investment results, before fees and expenses, that track the performance of the Nasdaq-100® Index (the "Index").	ProFund VP NASDAQ-100 Advised by: ProFund Advisors LLC	1.68%	18.62%	12.94%	17.28%
To seek investment results, before fees and expenses, that track the performance of the S&P Pharmaceuticals Select Industry Index (the "Index").	ProFund VP Pharmaceuticals Advised by: ProFund Advisors LLC	1.69%	29.34%	5.70%	5.37%
To seek investment results, before fees and expenses, that track the performance of the Dow Jones Precious MetalsSM Index (the "Index").	ProFund VP Precious Metals Advised by: ProFund Advisors LLC	1.68%	150.31%	17.01%	18.89%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P Emerging 50 ADR Index (USD) (the "Index").	ProFund VP Short Emerging Markets Advised by: ProFund Advisors LLC	1.69%	-26.15%	-6.13%	-12.36%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index (the "Index").	ProFund VP Short International Advised by: ProFund Advisors LLC	1.62%	-20.81%	-6.46%	-8.23%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of daily performance of the Nasdaq-100® Index (the "Index") .	ProFund VP Short NASDAQ-100 Advised by: ProFund Advisors LLC	1.75%	-15.80%	-13.57%	-18.48%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the Russell 2000® Index.	ProFund VP Short Small-Cap Advised by: ProFund Advisors LLC	1.78%	-10.08%	-6.50%	-11.77%
To seek investment results, before fees and expenses, that track the performance of the Russell 2000® Index (the "Index").	ProFund VP Small-Cap Advised by: ProFund Advisors LLC	1.87%	10.86%	4.23%	7.63%
To seek investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Value Index (the "Index").	ProFund VP Small-Cap Value Advised by: ProFund Advisors LLC	1.73%	5.00%	7.17%	7.81%
To seek daily investment results, before fees and expenses, that correspond to one and one-quarter time (1.25x) the daily performance of the most recently issued 30-Year U.S. Treasury Bond (the “Long Bond”).	ProFund VP U.S. Government Plus Advised by: ProFund Advisors LLC	1.42%	1.17%	-13.73%	-3.45%
To seek daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Russell 2000® Index.	ProFund VP UltraSmall-Cap Advised by: ProFund Advisors LLC	1.84%	12.93%	1.23%	8.81%
To seek investment results, before fees and expenses, that track the performance of the S&P Utilities Select Sector Index.	ProFund VP Utilities Advised by: ProFund Advisors LLC	1.70%	13.98%	7.78%	8.61%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.73%	6.73%	-0.38%	1.84%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.38%	11.17%	5.38%	5.93%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.41%	12.49%	8.10%	7.92%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	8.83%	1.80%	4.15%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	1.06%	9.51%	9.29%	9.53%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%
(1)  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

CLOSED INVESTMENT OPTIONS:
Effective September 17, 2012, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Capital appreciation. Its secondary goal is income.	Franklin Allocation VIP Fund - Class 4 Advised by: Franklin Advisers, Inc.	0.97%	12.53%	5.59%	7.19%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2009, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 333-249116
EDGAR Contract Identifier No. is #C000223552